UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ormat Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32347	88-0326081
State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

6225 Neil Road, Reno, Nevada	89511-1136
(Address of principal executive offices)	(Zip Code)

Doron Blachar, CFO

(775) 356-9029

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for the year ended December 31, 2016 is presented to comply with Rule 13p-1 ("Rule 13p-1") promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 13p-1 and our Conflict Minerals Policy, published on: http://www.ormat.com/social-responsibility-and-sustainability we have concluded that during the 2016 calendar year, (i) we have manufactured and contracted to manufacture products containing conflict minerals and (ii) the use of these minerals is necessary to the functionality or production of our products.

Copies of this Form SD and the Conflict Minerals Report are also posted to a publically available Internet site at http://www.ormat.com/social-responsibility-and-sustainability. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Item 1.02 – Exhibit

See Exhibit 1.01 – Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORMAT TECHNOLOGIES, INC.

By: /s/Doron Blachar

Name: Doron Blachar

Title: CFO

Date: May 30, 2017